Exhibit 99.(4)(b)(ii)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

[320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600]
(hereafter called the “Company”)

Group annuity certificate 457-C-2009 issued in connection with group annuity contract 457-2009, between the Company and [ABC COMPANY] is hereby amended, effective as of the Certificate Issue Date, as follows:

(a)          the Guaranteed Rate of Interest shall be a daily rate of interest which results in an effective annual yield of 3%, and

(b)         the following table of rates shall be applicable in lieu of the table of rates contained in Section 8 of this Certificate:

MONTHLY AMOUNT PURCHASED PER $1,000 OF ACCOUNT VALUE

Age	Non-Refund Life Annuity
55	4.37
56	4.46
57	4.55
58	4.65
59	4.76
60	4.88
61	5.00
62	5.13
63	5.27
64	5.42
65	5.58
66	5.76
67	5.94
68	6.14
69	6.36
70	6.58
71	6.83
72	7.09
73	7.36
74	7.65
75	7.97

018502 Rate Series

The rates set forth above are based on mortality according to the 1983 Group Annuity Mortality Table (male), with projection scale H to 1988, with ages set back four years, 3% interest, and expense loading of 2% of the net premium.

A person’s age for the purpose of the forgoing table shall be such person’s age at their last birthday before payments under the annuity benefit are to begin to such person, plus the fraction of a year corresponding to the number of completed months from such birthday to the date such payments begin. Amounts required for ages not shown and for other forms of annuity shall be calculated by the Company at the same actuarial assumptions and shall be furnished upon request.

This amendment is executed at New York, New York.

Second Vice President